File No. 70-10200

                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                    ----------------------------------------
                                     POS AMC
                        Post-Effective Amendment No. 1 to
                  Application/Declaration on Form U-1 Under the
                   Public Utility Holding Company Act of 1935

                    ----------------------------------------

     Enron Corp.                                 Portland General Electric
     Indicated Enron Corp. subsidiaries            Company
     Four Houston Center                         121 Salmon Street
     1221 Lamar, Suite 1600                      Portland, Oregon 97204
     Houston, TX 77010-1221

                    (Names of companies filing this statement
                  and addresses of principal executive offices)

                    ----------------------------------------
                                   Enron Corp.

                    (Name of top registered holding company)

                    ----------------------------------------

                                   Enron Corp.
                           Attn.: Corporate Secretary
                               Four Houston Center
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221

                   (Names and addresses of agents for service)

                    The Commission is also requested to send copies of any communication in connection with this matter to:

  Robert H. Walls, Jr.                    William S. Lamb                    Sonia C. Mendonca
     General Counsel              LeBoeuf, Lamb, Greene & MacRae,     LeBoeuf, Lamb, Greene & MacRae,
    David M. Koogler                           L.L.P.                              L.L.P.
Assistant General Counsel               125 West 55th Street             1875 Connecticut Avenue NW
       Enron Corp.                    New York, NY 10019-5389               Washington, DC 20009
   Four Houston Center               Telephone: (212) 424-8170           Telephone: (202) 986-8195
 1221 Lamar, Suite 1600              Facsimile: (212) 424-8500           Facsimile: (202) 956-3321
 Houston, TX 77010-1221
Telephone: (713) 853-6161
Facsimile: (713) 646-3092
Facsimile (713) 646-6227

                                     POS AMC
            POST-EFFECTIVE amendment no. 1 to APPLICATION/DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     On February 6, 2004, as amended on March 9, 2004, Enron Corp. ("Enron") and certain subsidiaries (collectively, "Applicants"), filed with the Securities and Exchange Commission ("Commission") an Application on Form U-1 under File No. 70-10200 (the "Omnibus Application"). On March 9, 2004, the Commission issued an order granting the relief requested by Applicants in the Omnibus Application. Through this Post-Effective Amendment, the Applicants seek a supplemental order in this proceeding to address: (a) revisions to the list of Applicants, (b) revisions to the reporting requirements pursuant to Rule 24, and (c) revisions to Enron's authority to issue letters of credit in connection with the expiration of the Second Amended DIP Credit Agreement. Each of these items is discussed below. Finally, Applicants resubmit exhibits which had been incorporated by reference to an application for exemption filed by Enron and other parties in SEC File No. 70-10190 that was subsequently withdrawn.

     A.   List of Applicants

     A few subsidiaries of Enron were inadvertently excluded from the list of Applicants in Exhibit H of the Omnibus Application. Enron requests that the Commission issue a supplemental order confirming that these non-utility subsidiaries of Enron also are entitled to the relief granted to other Enron non-utility subsidiaries in connection with the Omnibus Application. Enron also is submitting an amended Exhibit H, which includes the companies below as Applicants in this proceeding. Amended Exhibit H also reflects the deletion of companies which have been dissolved or sold and the reorganization of certain subsidiaries in connection with the CrossCountry Transaction and other reorganizations.

          1.   List of Additional Applicants

               o    Dais-Analytic, Inc.

               o    Encorp, Inc.

               o    FSMx.com, Inc.

               o    Serveron, Corp.

               o    Venoco, Inc.

                    o    217 State Street, Inc.

                    o    Ellwood Pipeline Inc.

                    o    Whittier Pipeline Corporation, Inc.

                    o    BMC, Ltd.

               o    Advanced Mobile Power Systems, LLC

               o    Unkwang Gas Industry Co., Ltd


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

               o    PEI Venezuela Services LLC

     B.   Reporting Requirements

     Enron requests that the Commission issue a supplemental order restating the reporting requirements under Rule 24 in accordance with the Omnibus Application, as amended and restated on March 9, 2004:

     Applicants will file with the Commission a report under Rule 24 within 60 days of the end of each calendar quarter that would provide the following information:/1

     1. With respect to securities and letters of credit issued during the respective quarter under (i) the Second Amended DIP Credit Agreement, as it may be amended, and (ii) any short-term debt securities issued by Portland General under its short-term revolving credit facility or otherwise, Applicants will disclose the name of the issuer, the principal or face amount of the security or letter of credit issued, the interest rate and the maturity date.

     2. With respect to (i) the cash management arrangements between Enron and its subsidiaries (excluding Portland General), and (ii) the cash management arrangements between Portland General and its subsidiaries, the Applicants will disclose the principal, interest rate, the maturity date and the name of the lending company for transactions during the respective quarter.

-------------------
1 The first Rule 24 report would be due 60 days after the end of the first full calendar quarter following the issuance of the Commission's order granting this application.


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

     3. Applicants will disclose the names of the associate companies transferred to each of Prisma and CrossCountry. Each such list will show the full roster of companies transferred to Prisma and CrossCountry as of the close of the respective quarterly reporting period.

     4. Applicants will disclose sales of all or substantially all of the assets of a subsidiary, companies and other entities in the Enron group, in each case, where the consideration received was $25,000 or more that have been completed within the respective quarterly reporting period. Such disclosure to include the name of the entity or a description of the assets sold and the aggregate consideration received for such sale.

     5. Applicants will disclose the aggregate amount of Northern Border Partners' distributions out of partnership capital and the aggregate amount invested in Energy Assets during the respective quarter. Such disclosure would include a concise description of the Energy Assets acquired.

     6. Applicants will summarize the corporate restructuring, simplification, dissolution and liquidation transactions that have been conducted during the respective quarter.

     7. Applicants will disclose the types of services and goods sold by Enron to Portland General and by Portland General to Enron during the respective quarter. Such disclosure would include a description of services or goods transactions by category with amounts expended for each category.

     8. For the quarterly period that includes any filing of a consolidated tax return involving both Enron and Portland General, Applicants will disclose Portland General's separate return tax for the period concerned in the consolidated tax return and the amount of its tax payment to Enron for the same period. In addition, Applicants will disclose the aggregate amount of losses, credits or other tax attributes contributed by Enron to the consolidated tax return and the value received by Enron for such tax attributes as a result of the allocation method specified in the consolidated tax filing agreement.

     C.   Second Amended DIP Credit Agreement

     The Second Amended DIP Credit Agreement will expire on June 3, 2004. Enron may decide against renewing/extending the Second Amended DIP Credit Agreement; however, Enron would have to extend or replace the letters of credit that are currently outstanding under the Second Amended DIP Credit Agreement. Enron cannot permit the currently outstanding letters of credit to be drawn on prior to expiry because, in some circumstances, this may result in a default under the underlying transaction for which the letter of credit was issued.

     Enron is in discussions with various banks to (i) replace the existing letters of credit issued under the Second Amended DIP Credit Agreement with new letters of credit that are cash collateralized obligations, (ii) to obtain a new debtor in possession credit agreement, pursuant to which Enron would issue letters of credit in an amount not to exceed $25,000,000.00, or (iii) enter into various combinations of items (i) and (ii). Such new debtor in possession credit agreement would be cash collateralized and except as noted herein, would not be guaranteed by any subsidiaries of Enron, including Portland General. Specifically, similar to the Second


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Amended DIP Credit Agreement, to the extent that a letter of credit is issued on behalf of an Enron subsidiary, such subsidiary would post the cash collateral.
No such letters of credit would be issued on behalf of Portland General. In addition, the new facility would be entered into only upon a determination, by Enron, that such facility is more beneficial to the estate than renewing the Second Amended DIP Credit Agreement.

     Enron seeks a supplemental order authorizing Enron to (i) obtain up to $25,000,000.00, in the aggregate, in new, cash collateralized letters of credit to replace the letters of credit currently outstanding under the Second Amended DIP Credit Agreement, (ii) to obtain a new debtor in possession credit agreement that would allow Enron to issue letters of credit in an amount not to exceed $25,000,000.00 in the event that Enron elects not to renew or extend the Second Amended DIP Credit Agreement, or (iii) a combination of items (i) and (ii) above that would not, in the aggregate exceed an amount of $25,000,000.00. Any new letters of credit issued either as a standalone obligation or pursuant to a new debtor in possession credit agreement would be obligations of Enron or obligations of Enron's non-utility subsidiaries (if a letter of credit is issued on behalf of such a subsidiary) and would not be guaranteed by Portland General Electric Company or any other Enron subsidiary (other than a non-utility subsidiary on behalf of which a letter of credit is issued). If such authorization is granted and Enron enters into new letters of credit to replace each of the existing letters of credit, or if Enron enters into a new debtor in possession credit agreement, Enron would permit the Second Amended DIP Credit Agreement to expire on June 3, 2004.

Item 6.      Exhibits and Financial Statements

ExhibitB-1     Term sheet containing transaction details for the sale of the common stock of Portland General to Oregon Electric. (previously filed)
Exhibit B-2    Stock Purchase Agreement Between Oregon Electric Utility Company,
               LLC and Enron Corp. dated November 18, 2003.
Exhibit F-1    Opinion of counsel (previously filed)
Exhibit F-2    Past tense opinion of counsel (to be filed by amendment)
Exhibit G      Form of Notice (previously filed)
Exhibit H      List of Applicants (revised)
Exhibit H-1    List of Enron Corp. subsidiaries as of March 5, 2004 (previously filed)
Exhibit I-1    Fifth Amended Joint Plan of Affiliated Debtors Pursuant to
               Chapter 11 of the United States Bankruptcy Code dated January 9,
               2004, incorporated by reference to Exhibit 2.1 of the Enron Corp.
               Current Report on Form 8-K dated January 9, 2004 (filed January
               12, 2004, SEC File No. 001-13159).
Exhibit I-2    Disclosure Statement for Fifth Amended Joint Plan of Affiliated
               Debtors Pursuant to Chapter 11 of the United States Bankruptcy
               Code dated January 9, 2004, incorporated by reference to Exhibit
               2.2 of the Enron Corp. Current Report on Form 8-K dated January
               9, 2004 (filed January 12, 2004, SEC File No. 001-13159).
Exhibit J-1    Docket No. 15303, In re Enron Corp., et al., Chapter 11 Case No.
               01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.).
Exhibit J-2    Docket No. 15296, In re Enron Corp., et al., Chapter 11 Case No.
               01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.).
Exhibit J-3    Docket No. 0034, In re Enron Corp., et al., Chapter 11 Case No.
               01-16034


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

               (AJG), Dec. 3, 2001 (U.S. Bankruptcy Court, S.D.N.Y.) (previously filed)
Exhibit J-4    Docket No. 1666, In re Enron Corp., et al., Chapter 11 Case No.
               01-16034 (AJG), Feb. 25, 2002 (U.S. Bankruptcy Court, S.D.N.Y.)
               (previously filed)
Exhibit K      OPUC Order No. 97-196, dated June 4, 1997 (previously filed)
Exhibit L      Portland General's Quarterly Report on Form 10-Q, filed on
               November 20, 2003, incorporated by reference to SEC File No.
               1-5532-99
Exhibit M      Master Service Agreement.
Exhibit N      Tax Sharing Agreement.
Exhibit O      Comparison of Form U5B Requirements to Disclosure Statement and
               Other Documents (previously filed)
Exhibit P      Letter dated June 23, 1997 in which the OPUC states that it does not object to Enron's proposed FUCO investments and that such investments would not adversely affect Portland General,
               incorporated by reference to Exhibit A of Enron Corp.
               Notification of Foreign Utility Company Status on Form U-57 dated
               August 25, 2003 in SEC File No. 73-00063.
ExhibitQ       PGE Financial Projections -- 2003-2006, Exhibit H of Disclosure
               Statement for Fifth Amended Joint Plan of Affiliate Debtors
               Pursuant to Chapter 11 of the United States Bankruptcy Code dated
               January 9, 2004, incorporated by reference to Exhibit 2.2 of the
               Enron Corp. Current Report on Form 8-K dated January 9, 2004
               (filed January 12, 2004, SEC File No. 001-13159).
Exhibit R      Northern Border Partners' Quarterly Report on Form 10-Q, filed on
               November 13, 2003, incorporated by reference to SEC File No.
               1-12202.
Exhibit S      Form of Notice for Post-Effective Amendment


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

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned officers thereunto duly authorized.

Date: April 16, 2004

                                 ENRON CORP. on its behalf and on behalf of its subsidiaries listed on Exhibit H of the Omnibus Application in SEC File No. 70-10200.

                                 By:    /s/ Raymond M. Bowen, Jr.
                                        --------------------------
                                 Name:  Raymond M. Bowen, Jr.
                                 Title: Executive Vice President and Chief
                                 Financial Officer of Enron Corp.


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

                                  EXHIBIT INDEX


Exhibit B-2    Stock Purchase Agreement Between Oregon Electric Utility Company,
               LLC and Enron Corp. dated November 18, 2003.
Exhibit H      List of Applicants
Exhibit J-1    Docket No. 15303, In re Enron Corp., et al., Chapter 11 Case No.
               01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.).
Exhibit J-2    Docket No. 15296, In re Enron Corp., et al., Chapter 11 Case No.
               01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.).
Exhibit M      Master Service Agreement.
Exhibit N      Tax Sharing Agreement.
Exhibit S      Form of Notice for Post-Effective Amendment


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